# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenax Therapeutics, Inc., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001871714
Persons authorized to receive notices and communications: Christopher Thomas Giordano, c/o Tenax Therapeutics, Inc., 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517, 919-855-2100

## Reporting persons
- Christopher Thomas Giordano (CIK 0001871714): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,690,606; shared voting power 0; sole dispositive power 1,690,606; shared dispositive power 0; aggregate amount beneficially owned 1,690,606 (4.32% of the class)
  Comment: The percentage reported above is based on 37,423,917 shares of Common Stock outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on July 31, 2026 and is calculated on a beneficial ownership basis.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Tenax Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Comment: This Amendment No. 1 to Schedule 13D ("Schedule 13D/A"), which amends the statement on Schedule 13D filed with the SEC on March 10, 2026, is filed by Mr. Giordano (the "Reporting Person"). Except as expressly amended below, the Schedule 13D remains in effect. Capitalized terms used but not defined in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule 13D/A is filed solely as a result of the increase in the number of issued and outstanding shares of the Issuer's Common Stock. As of the date of this filing, the Reporting Person is deemed to own in the aggregate and on a beneficial ownership basis, 11,324 shares of Common Stock and 1,679,282 shares of Common Stock underlying stock options comprised of (i) 1,241,500 shares of Common Stock underlying options with an exercise price of $5.94 per share, (ii) 437,500 shares of Common Stock underlying options with an exercise price of $5.89 per share, (iii) 125 shares of Common Stock underlying options with an exercise price of $992 per share, and (iv) 157 shares of Common Stock underlying options with an exercise price of $3,152 per share. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person. The Reporting Person reports his beneficial ownership in accordance with the filing requirements of Section 16(a) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,690,606 - 4.32%
Number of shares as to which each person has sole or shared power to vote or dispose: 1,690,606

## Signatures
- Christopher Thomas Giordano: /s/ Christopher Thomas Giordano, President and Chief Executive Officer (07/31/2026)